------
FORM 4
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                                 U.S. SECURITIES AND EXCHANGE COMMISSION
                                          Washington, DC 20549

                               STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
[ ] Check box if no
    longer subject to         Filed pursuant to Section 16(a) of the Securities
    Section 16. Form 4            Exchange Act of 1934, Section 17(a) of the
    or Form 5 obligations         Public Utility Holding Company Act of 1935
    may continue. See              or Section 30(f) of the Investment Company
    Instruction 1(b).                           Act of 1940

(Print or Type Responses)

------------------------------------------------------------------------------------------------------------------------------------
| 1. Name and Address of Reporting Person*   | 2. Issuer Name and Ticker or Trading Symbol  |6. Relationship of Reporting Person(s)|
|    Gaede, Wolf                             |    LHS Group Inc. (LHSG)                     |   to Issuer                          |
|--------------------------------------------|----------------------------------------------|         (Check all applicable)       |
| (Last)          (First)          (Middle)  | 3. IRS Identification   | 4.  Statement For  |  [X] Director      [ ] 10% Owner     |
|                                            |    Number of Reporting  |     Month/Year     |  [ ] Officer (give [ ] Other (Specify|
|                                            |    Person, if an entity |                    |              title           below)  |
|                                            |    (Voluntary)          |     May 1999       |              below)                  |
| 1112 Kensington Court                      |                         |                    |                                      |
|--------------------------------------------|                         |--------------------|--------------------------------------|
|                (Street)                    |                         | 5. If Amendment,   |7. Individual or Joint/Group Filing   |
|                                            |                         |    Date of Original|   (Check Applicable Line)            |
|                                            |                         |    (Month/Year)    |   [X] Form filed by One              |
| Alpharetta, GA 30202                       |                         |                    |       Reporting Person               |
|--------------------------------------------|----------------------------------------------|   [ ] Form filed by More than        |
| (City)           (State)           (Zip)   |                                              |       One Reporting Person           |
|                                            |                                              |                                      |
|----------------------------------------------------------------------------------------------------------------------------------|
|                        TABLE 1 -- NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED                         |
|----------------------------------------------------------------------------------------------------------------------------------|
|1. Title of Security |2. Transaction     |3. Transac-   |4. Securities Acquired (A) | 5. Amount of Se-   |6. Owner-    |7. Nature |
|   (Instr. 3)        |   Date            |   tion Code  |   or Disposed of (D)      |    curities Benefi-|   ship      |   of In- |
|                     |   (Month/Day/     |   (Instr. 8) |                           |    cially Owned at |   Form:     |   direct |
|                     |   Year)           |              |                           |    End of Month    |   Direct    |   Benefi-|
|                     |                   |              |   (Instr. 3, 4 and 5)     |    (Instr. 3 and 4)|   (D) or    |   cial   |
|                     |                   |--------------|---------------------------|                    |   Indirect  |   Owner- |
|                     |                   | Code  |  V   |    Amount  | (A) or| Price|                    |   (I)       |   ship   |
|                     |                   |       |      |            | (D)   |      |                    |   (Instr. 4)|   (Instr.|
|                     |                   |       |      |            |       |      |                    |             |   4)     |
|---------------------|-------------------|-------|------|------------|-------|------|--------------------|-------------|----------|
| Common Stock        |                   |       |      |            |       |      |      220,000       |    D        |          |
|---------------------|-------------------|-------|------|------------|-------|------|--------------------|-------------|----------|
|                     |                   |       |      |            |       |      |                    |             |          |
|---------------------|-------------------|-------|------|------------|-------|------|--------------------|-------------|----------|
|                     |                   |       |      |            |       |      |                    |             |          |
|---------------------|-------------------|-------|------|------------|-------|------|--------------------|-------------|----------|
|                     |                   |       |      |            |       |      |                    |             |          |
|---------------------|-------------------|-------|------|------------|-------|------|--------------------|-------------|----------|
|                     |                   |       |      |            |       |      |                    |             |          |
|---------------------|-------------------|-------|------|------------|-------|------|--------------------|-------------|----------|
|                     |                   |       |      |            |       |      |                    |             |          |
|---------------------|-------------------|-------|------|------------|-------|------|--------------------|-------------|----------|
|                     |                   |       |      |            |       |      |                    |             |          |
|---------------------|-------------------|-------|------|------------|-------|------|--------------------|-------------|----------|
|                     |                   |       |      |            |       |      |                    |             |          |
------------------------------------------------------------------------------------------------------------------------------------


Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly. *If the form is filed by more than one reporting person, see Instruction 4(b)(v). Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



FORM 4 (CONTINUED)        TABLE II -- DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
                                  (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)

------------------------------------------------------------------------------------------------------------------------------------
|1. Title of Derivative |  2. Conver-  |3. Trans- |4. Trans- | 5. Number of   | 6. Date Exer-   |7. Title and Amount |8. Price     |
|   Security            |     sion or  |   action |   action |    Derivative  |    cisable and  |   of Underlying    |   of        |
|   (Instr. 3)          |     Exercise |   Date   |   Code   |    Securities  |    Expiration   |   Securities       |   Deriv-    |
|                       |     Price of |   (Month/|   (Instr.|    Acquired (A)|    Date         |   (Instr. 3 and 4) |   ative     |
|                       |     Deriv-   |   Day/   |   8)     |    or Disposed |    (Month/Day/  |                    |   Secur-    |
|                       |     ative    |   Year)  |          |    or (D)      |    Year)        |                    |   ity       |
|                       |     Security |          |          |    (Instr. 3,  |                 |                    |   (Instr. 5)|
|                       |              |          |          |    4, and 5)   |-----------------|--------------------|             |
|                       |              |          |          |                | Date   |Expira- |        |  Amount or|             |
|                       |              |          |----------|----------------| Exer-  |tion    | Title  |  Number of|             |
|                       |              |          | Code| V  |   (A)  |  (D)  | cisable|Date    |        |  Shares   |             |
|-----------------------|--------------|----------|-----|----|--------|-------|--------|--------|--------|-----------|-------------|
| Non-Qualified Stock   |     $2.650   | 05/31/99 |  J  |    |        |    924|   (1)  |09/17/06| Common |      924  |             |
| Option (right to buy) |              |          |     |    |        |       |        |        | Stock  |           |             |
|-----------------------|--------------|----------|-----|----|--------|-------|--------|--------|--------|-----------|-------------|
| Non-Qualified Stock   |     $2.650   | 05/31/99 |  J  |    |        | 77,486|   (2)  |01/01/07| Common |   77,486  |             |
| Option (right to buy) |              |          |     |    |        |       |        |        | Stock  |           |             |
|-----------------------|--------------|----------|-----|----|--------|-------|--------|--------|--------|-----------|-------------|
|                       |              |          |     |    |        |       |        |        |        |           |             |
|-----------------------|--------------|----------|-----|----|--------|-------|--------|--------|--------|-----------|-------------|
|                       |              |          |     |    |        |       |        |        |        |           |             |
|-----------------------|--------------|----------|-----|----|--------|-------|--------|--------|--------|-----------|-------------|
|                       |              |          |     |    |        |       |        |        |        |           |             |
|-----------------------|--------------|----------|-----|----|--------|-------|--------|--------|--------|-----------|-------------|
|                       |              |          |     |    |        |       |        |        |        |           |             |
|----------------------------------------------------------------------------------------------------------------------------------


------------------------------------------------------------------------------
|   9.  Number of     |      10. Ownership            |   11. Nature of      |
|       Derivative    |          Form of              |       Indirect       |
|       Securities    |          Derivative           |       Beneficial     |
|       Beneficially  |          Security:            |       Ownership      |
|       Owned at End  |          Direct (D)           |       (Instr. 4)     |
|       of Month      |          or Indirect (I)      |                      |
|       (Instr. 4)    |          (Instr. 4)           |                      |
|                     |                               |                      |
|---------------------|-------------------------------|----------------------|
|        54,972       |              D                |                      |
|---------------------|-------------------------------|----------------------|
|        73,013       |              D                |                      |
|---------------------|-------------------------------|----------------------|
|                     |                               |                      |
|---------------------|-------------------------------|----------------------|
|                     |                               |                      |
|---------------------|-------------------------------|----------------------|
|                     |                               |                      |
|---------------------|-------------------------------|----------------------|
|                     |                               |                      |
------------------------------------------------------------------------------
Explanation of Responses:

SEE CONTINUATION PAGE(S) FOR FOOTNOTES

**  Intentional misstatements or omissions of facts constitute Federal Criminal        /s/ Wolf Gaede                    06/08/1999
    Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).                           ----------------------------------   ----------
                                                                                    **Signature of Reporting Person      Date

Note: File three copies of this Form, one of which must be manually signed.                       Page 2 of 3 Pages      Page 2
      If space is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

Gaede, Wolf                    LHS Group Inc. (LHSG)          Page 3 of 3 pages
1112 Kensington Court          May 1999
Alpharetta, GA 30202


(1) Options are immediately exercisable into restricted shares of Common Stock. Such options shall become exercisable into unrestricted shares of Common Stock on the first anniversary of the date of the grant with respect to 25% of the shares subject to option rounded to the next lower full share of Common Stock and on the first day of each of the next 48 months following such anniversary with respect to 1.5625% of such shares rounded down to the next lower full share of Common Stock.
(2) Options shall become exercisable on the first anniversary of the date of grant with respect to 25% of the shares subject to option rounded to the next lower full share of Common Stock and on the first day of each of the next 48 months following such anniversary with respect to 1.5625% of such shares rounded down to the next lower full share of Common Stock.
- Reduction of 924 shares represents reconciliation of amount previously reported on Form 4 to amount per stock option exercise records. These 924 shares have previously been exercised.
- Disposition of 77,486 shares represents shares cancelled upon termination of employment. Remaining balance of 73,013 represents vested but unexercised shares that will expire 90 days from April 8, 1999.